December 8, 2014

Via EDGAR

Mr. Michael R. Clampitt

Senior Staff Attorney

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Peoples Bancorp Inc.
Registration Statement on Form S-4
Filed October 3, 2014, As Amended on November 13, 2014
File No. 333-199152

Form 10-Q for Fiscal Quarter Ended September 30, 2014
Filed October 23, 2014
File No. 000-16772

Dear Mr. Clampitt:

This letter sets forth the responses of Peoples Bancorp Inc. (“Company”) to the comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated November 25, 2014 regarding the Company’s registration statement on Form S-4 (the “Registration Statement”), filed with the Commission on October 3, 2014, as amended on November 13, 2014, and the Company’s Quarterly Report on Form 10-Q for the Fiscal Quarter ended September 30, 2014, filed with the Commission on October 23, 2014.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the comment letter and set forth below each comment is our response. All references to page numbers in the Company’s responses are to the pages in the marked version of the joint proxy statement/prospectus (the “Prospectus”) included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”) which is being provided under separate cover.

General

1.	We acknowledge your response to comment 1 of our letter to you dated October 30, 2014. Please confirm to the staff that the 53 page Boardbook for the Board of Directors of Peoples that you provided to us were the only materials transmitted by any means by any advisors or consultants to either Board in rendering their decisions.

In response to the Staff’s comment, counsel to NB&T Financial Group, Inc. (“NB&T Financial”) is submitting supplementally to the Staff under separate cover a copy of the presentation materials prepared by NB&T Financial’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), and provided to the Board of Directors of NB&T Financial in connection with the transaction. Counsel to the Company has submitted supplementally under separate cover the presentation materials, dated July 24, 2014, prepared by the Company’s financial advisor, Raymond James & Associates, Inc. (“Raymond James”) in connection with rendering its opinion to the Company’s board of directors at its August 4, 2014 meeting, which is summarized under the caption “THE MERGER—Opinion of Peoples’ Financial Advisor.” The above materials, along with the supplemental materials previously provided to the Staff, are the only materials that were transmitted by any means by any advisors or consultants to Peoples’ or NB&T Financial’s boards in rendering their decisions.

The submission of the financial advisors’ presentation materials has been made together with a request that the submitted materials be kept confidential by the Commission in accordance with Rule 83 of the Rules of Practice of the Commission and pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As permitted by Rule 418, we hereby request that the Staff return these documents to the undersigned as soon as practicable after the effectiveness of the Registration Statement.

2.	We acknowledge your response to comment 2 of our letter to you dated October 30, 2014. As we requested, please provide the staff with the following information referred to in the fairness opinion of Keefe, Bruyette & Woods to the Board of Directors of NB&T Financial in Appendix C or confirm to us that this information is contained in the Boardbook for The Board of Directors of Peoples that you provided to us:

•	“other financial information concerning the businesses of and operations of NBTF and PEBO furnished to us by NBTF and PEBO… (page C-2);

•	Financial and operating forecasts and projections of NBTF that were prepared by NBTF management… (page C-2);

•	“projected balance sheet and capital data of PEBO (giving effect to the acquisitions) (page C-2);”

•	“estimates regarding certain pro forma financial effects of the Transaction on PEBO (page C-2);” and

•	“discussions with senior management of… PEBO regarding… “future prospects (page C-3).”

In response to the Staff’s comment, we refer the Staff to the presentation materials and responses which are being submitted to the Staff supplementally under separate cover by NB&T Financial’s counsel.

3.

We acknowledge your response to comment 3 of our letter to you dated October 30, 2014. Please disclose any and all material nonpublic information that was shared directly with NB&T Financial or any of its advisors or consultants including Keefe, Bruyette & Woods including “projections” for Peoples Bancorp for fiscal years 2014 through 2019 and other information conveyed in discussions with “members of the senior management” of Peoples Bancorp including its CEO and CFO regarding (as you note in your response letter) “the Company’s prospects, the Company’s view of NB&T Financial’s prospects, the impact of the merger and other topics material to its analysis.” In addition, noting the projections through

Michael R. Clampitt

U.S. Securities & Exchange Commission

December 8, 2014

2019 for Peoples and the projections for NBTF referenced on page C-2 under (v), advise the staff if these projections are consistent with the historical growth of the companies or revise the Prospectus to briefly discuss if they are not in line with historical growth of each Company.

In response to the Staff’s comment, the Company respectfully submits that all material information shared with NB&T Financial and its advisors and consultants, including the aforementioned projections and information conveyed in discussions with senior management, are reflected in public filings, the Registration Statement, and the materials supplementally provided to the Staff. With respect to Peoples’ projections through 2019 and NB&T Financial’s projections on page C-2, the Company respectfully submits that such projections are consistent with recent growth.

Front Cover Page of Prospectus/Proxy Statement

4.	We acknowledge your response to comment 4 of our letter to you dated October 30, 2014. Please revise the second paragraph to disclose that amount of consideration being offered for shares of NB&T may be adjusted pursuant to the merger agreement.

In response to the Staff’s comment, the Company has revised the disclosure on the front cover page to include the fact that the amount of consideration being offered in the Merger may be adjusted under the terms of the Merger Agreement.

Summary, Required vote, page 11

5.	We acknowledge your response to comment 11 of our letter to you dated October 30, 2014. Please clarify in the fourth paragraph to explain how NB&T will vote the 161,000 plus shares for which it acts as trustee that are not owned by the ESOP. Noting that 12.9% of NB&T shares held by directors have entered into a voting agreement, revise to disclose if any voting agreement has been entered into with the executive officers or any of the 5% holders listed on page 98.

In response to the Staff’s comment, the Company has revised the disclosure on page 12 to indicate how NBTC will vote certain shares held by it as trustee, and to disclose that no voting agreement has been entered into between the Company and any non-director executive officer of NB&T Financial or any shareholder listed in the table on page 11.

Summary, Interests of directors and executive officers of NB&T Financial in the Merger, page 13

6.	As required by Item 5 of Schedule 14A, and the Instruction to Item 503(a) of Regulation S-K, please summarize the material interest, direct or indirect, of directors and executive officers of NB&T Financial including the following:

•	disclose the aggregate value of the benefits that will be received by directors and executive officers as a consequence of the merger; and

Michael R. Clampitt

U.S. Securities & Exchange Commission

December 8, 2014

•	add bullet points to summarize the golden parachute payments and the purchase from executive officers of their stock options, both vested and unvested, for cash.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13-14 to indicate the aggregate value of benefits to be received by directors and executive officers of NB&T Financial and to summarize the nature of such cash payments.

Background of the Merger, page 45

7.	We acknowledge your response to comment 17 of our letter to you dated October 30, 2014. Clarify on page 49 that you are disclosing the material terms of each of the three indications of interest as of June 27, 2014. Disclose on page 50 whether the Board advised each of the bidders of the material terms of competing bids and whether the two other potential bidders were given an opportunity to increase their bid in response to People’s indication of interest. Disclose on page 50 the basis for the Board’s belief that Peoples common stock “was likely to increase in value to a greater extent than the stock of other two potential buyers.”

In response to the Staff’s comment, the Company has revised the disclosure on page 51 to indicate that all material terms of the indications of interest have been disclosed. The Company has revised the disclosure on page 51 to indicate that the bidders were not advised of the material terms of the competing bids nor were they given an opportunity to increase their bids; instead, bidders were instructed to provide the Company with their best offers. The Company has also revised the disclosure on page 51 to indicate the basis for its belief that Peoples common stock was likely to experience a greater increase in value compared to the other bidders.

8.	We acknowledge your response to comment 18 of our letter to you dated October 30, 2014. Please revise your discussion on page 51 to disclose basis for the Board’s belief that it was “common” to pay all cash to executives for options where shareholders were only paid 25 percent in cash and 75 percent in stock.

In response to the Staff’s comment, the Company has revised the disclosure on page 49 by removing the reference to the cash out of stock options being “common.”

Interests of NB&T Financial Directors and Officers in the Merger, page 75

9.	We acknowledge your response to comment 19 of our letter to you dated October 30, 2014. Please revise this section to provide an overview disclosing the aggregate amount of benefits that will be received as a result of the merger by each of your executive officers. Please revise the section on page 75 entitled “Director Appointments” to identify those members of the NB&T Board that will be appointed to the Peoples Board, if known, the aggregate amount of annual compensation and who determined which board members would be appointed.

In response to the Staff’s comment, the Company has revised the disclosure on page 76 to provide the aggregate amount of benefits that will be received by NB&T Financial executive officers as a result of the Merger, subject to certain assumptions stated therein. The Company has also revised the disclosure to state that the identity of the director appointees is not yet known, and to state the estimated annual compensation expected to be paid to such appointees as well as the process for appointment.

Michael R. Clampitt

U.S. Securities & Exchange Commission

December 8, 2014

Fairness Opinion of Keefe Bruyette & Woods to the Board of NB&T Financial Group, Inc., Appendix C

10.	We acknowledge your response to comment 21 of our letter to you dated October 30, 2014. Please revise page 54 to disclose that the Financial Advisor has consented to use of the opinion in the Prospectus and delete the last sentence of the first paragraph of Exhibit 99.1. Alternatively, disclose the basis for Financial Advisor’s belief that shareholders cannot rely upon the opinion to support any claims against Financial Advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in Financial Advisor’s engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Financial Advisor would have no effect on the rights and responsibilities of either Financial Advisor or the board of directors under the federal securities laws.

In response to the Staff’s comment, the Company has revised the disclosure on page 55 to state that KBW has consented to the use of the opinion in the Registration Statement, and KBW has deleted the requested sentence in Exhibit 99.1.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Note 4. Loans, page 14

11.	We note your response to comment 22 from our letter dated October 30, 2014. Please tell us how you determined that the reclassification adjustments between reported loan categories were deemed to be immaterial both quantitatively and qualitatively to your financial statements and address the following:

•	Explain in further detail the reclassification adjustments and corresponding reasons for the adjustments you recorded. We note significant fluctuations to reported amounts recorded within your loan portfolio segments when comparing Appendix A, as provided in your response, to your current quarterly allocation of the allowance for loan losses as disclosed on page 39 of your Form 10-Q for fiscal quarter ended September 30, 2014.

•	Explain how the reclassification adjustments significantly impacted the amounts allocated to all of your loan portfolio segments, with the exception of Deposit account overdrafts portfolio.

•	Explain why you have not reflected these changes in any of your periodic filings since these reclassification adjustments were identified.

•	Explain in further detail how these significant reallocations to your allowance for loan losses within your portfolio segments had no impact to your provision for, or recovery of

Michael R. Clampitt

U.S. Securities & Exchange Commission

December 8, 2014

loan losses for each respective period. We note significant amount and related percentage changes as a result of your reclassification adjustments. Tell us how you considered whether these significant reclassification adjustments impacted management’s determination of the effectiveness of both your disclosure controls and procedures and internal controls over financial reporting for each of the impacted periods.

In the second quarter of 2014, the Company’s management (“Management”) identified a prior period classification error in the allocation of the Provision for Loan Losses to the various loan categories reported in the Loan Footnote, and more specifically the Changes in the Allowance for Loan Loss table, and within the Management’s Discussion and Analysis in Allowance for Loan Losses table. The misclassification between loan categories originated in the quarter ended September 30, 2013 and remained uncorrected in the December 31, 2013 Form 10-K and March 31, 2014 Form 10-Q. The reclassification adjustment is not the result of an incorrect computation of the Allowance for Loan Losses or related Provision for, or Recovery of Loan Losses. The total Allowance for Loan Losses and related Provision for, or Recovery of Loan Losses were reported correctly on the Balance Sheets and Income Statements for the impacted periods. The misclassification was the result of an unintentional accumulation error in preparing the Allowance for Loan Loss disclosure from the underlying support. More specifically, in compiling/allocating provision amounts to the loan categories, the correct amounts in the underlying support were inadvertently not carried forward to the proper loan category column in the disclosure. It is important to point out that the consolidated total loan loss provision, recoveries and balances were correctly accounted for and disclosed for all periods.

Management determined that the misclassification was immaterial based on the following: i) did not result in a change to any items reported on the Income Statement, Balance Sheet or Statement of Cash Flows for any periods affected, ii) did not impact earnings as the total Allowance for Loan Losses and total Provision for, Recovery of Loan Losses did not change for any of the impacted periods, iii) did not impact compliance with any regulatory requirements, iv) did not hide a failure to meet analysts’ consensus expectations, as it did not impact any measure of profitability or regulatory capital, and v) did not materially impact the overall loan loss disclosure because the consolidated amounts were correct and the related provisions are not significant to the loan portfolio. Also, Management considered other qualitative considerations as further described below.

Because the footnote disclosure errors were deemed to be immaterial, Management concluded that amended filings for the September 30, 2013 Form 10-Q, December 31, 2013 Form 10-K, and March 31, 2014 Form 10-Q were not necessary, nor was a Form 8-K filing required. Further, Management decided to correct the immaterial error by showing a reversing effect in the tables in the June 30, 2014 Form 10-Q, such that the allowance balance by loan category was correctly disclosed as of June 30, 2014. Management considered restating the disclosure prospectively, beginning with the June 30, 2014 Form 10-Q (as an immaterial disclosure error correction), but concluded this was not necessary.

Lastly, Management did evaluate this error in the context of its internal control over financial reporting and concluded that the deficiency in its Financial Statement Close Process was a significant deficiency in such controls, but not a material weakness. Management will remediate this deficiency by December 31, 2014.

Michael R. Clampitt

U.S. Securities & Exchange Commission

December 8, 2014

Management concluded that the allowance misclassification between reported loan categories was immaterial based on the analysis of the existing literature on materiality, including the SEC guidelines. Management considered the total mix and factual context in which the user of the financial statements would view the financial statement item. Although Management believes the mix of the information in the Allowance for Loan Loss disclosures is significant to the loan categories of the disclosure, it does not believe that it would significantly change the context with which a user would view the financial statement item, as the total amount of Allowance for Loan Losses reported would not change.

Per SEC Staff Accounting Bulletin Topic 1. Financial Statements, M. Materiality, Peoples evaluated the following criteria to determine the misclassification was both quantitatively and qualitatively immaterial:

•	The misclassification is solely limited to the Loan Footnote, and more specifically the Changes in the Allowance for Loan Losses table, and within the Management’s Discussion and Analysis in the Allowance for Loan Losses table for the periods ended March 31, 2014, December 31, 2013 and September 30, 2013, and did not result in a change to any items reported on the Income Statement, Balance Sheets, or Statement of Cash Flows for any periods affected. The Allowance for Loan Losses and Provision for, or Recovery of Loan Loss amounts reported on these statements are in total, and did not change due to the reclassification adjustments.

•	Management believes the judgment of a reasonable person relying on the amounts reported would not be influenced by the correction of the items, as the totals reported did not change, and relevant ratios reported were not affected (i.e. Allowance for Loan Losses as a Percent of Loans, Net of Deferred Fees and Costs). Also, these reclassification adjustments did not impact any income statement or balance sheet trends.

•	The consolidated Allowance for Loan Losses was calculated correctly, accounted for and disclosed.

•	The misclassification had no impact on earnings or balance sheet trends.

•	The misclassification did not hide a failure to meet analysts’ consensus expectations, as it did not impact any measure of profitability or regulatory capital included within the Company’s press releases, Management’s Discussion and Analysis, or analyst reports. We believe investors and analysts focus on earnings and regulatory capital, among other measures, which were not impacted by the reclassification adjustment, and accordingly their judgments would likely be unaffected by the correction of the specific line items in the disclosures. Management is not aware of any inquiries from the investor community regarding the Allowance for Loan Losses for each loan category.

•	The misclassification did not concern a segment of the business that has been identified as playing a significant role in operations or profitability, as it is a disclosure adjustment and did not impact operations or profitability.

•	The misclassification did not have an impact on compliance with regulatory requirements.

•	The misclassification did not affect compliance with loan covenants or contractual requirements. Peoples is subject to debt covenants for the term note held at the parent company through U.S. Bank, and several covenants are related to the total Allowance for Loan Losses, but none are specific to the loan categories of the Allowance for Loan Losses.

•	The misclassification did not have an impact on Management’s compensation.

•	The misclassification adjustments did not involve concealment of an unlawful transaction.

Michael R. Clampitt

U.S. Securities & Exchange Commission

December 8, 2014

The remaining part of this letter responds (or references comments above) to the Staff’s specific bullet points. Such comments are repeated below.

Explain in further detail the reclassification adjustments and corresponding reasons for the adjustments you recorded. We note significant fluctuations to reported amounts recorded within your loan portfolio segments when comparing Appendix A, as provided in your response, to your current quarterly allocation of the allowance for loan losses as disclosed on page 39 of your Form 10-Q for fiscal quarter ended September 30, 2014.

In preparing the Loan Footnote, and more specifically the Changes in the Allowance for Loan Losses table, and within the Management’s Discussion and Analysis in the Allowance for Loan Losses table for the periods ended March 31, 2014, December 31, 2013 and September 30 2013, Management utilized an incorrect column within the underlying support to populate the disclosures. The reclassification adjustments between the amounts reported at June 30, 2013 and the adjustments included for September 30, 2013 as Appendix A in our previous response, were the result of new software for the Allowance for Loan Losses calculation, implemented during the third quarter of 2013. The software enabled the Company to more granularly apply loss rates to its loan categories reported, resulting in the adjustments. The Allowance for Loan Losses and Provision for, or Recovery of Loan Loss amounts reported on the Income Statements and Balance Sheets were calculated and reported appropriately.

Explain how the reclassification adjustments significantly impacted the amounts allocated to all of your loan portfolio segments, with the exception of Deposit account overdrafts portfolio.

The new software package implemented during the third quarter of 2013 enabled a more granular application of loss rates to the loan categories reported. As a result, the amounts reported between June 30, 2013, and the amounts included in Appendix A for September 30, 2013 show large adjustments between loan categories. However, the Allowance for Loan Losses and Provision for, or Recovery of Loan Loss amounts reported on the Income Statements and Balance Sheets were calculated correctly and reported appropriately. The calculations of the total Allowance for Loan Losses and Provision for, or Recovery of Loan Losses were run parallel during the software conversion process for two quarters to verify accuracy prior to implementation. The amounts reported for Deposit Account Overdrafts are compiled and calculated separately from the remaining categories of the Allowance for Loan Losses and were not impacted by the misclassification.

Explain why you have not reflected these changes in any of your periodic filings since these reclassification adjustments were identified.

As described above, Management concluded that the allowance misclassification between reported loan categories was immaterial based on the analysis of the existing literature on materiality, including the SEC guidelines.

Explain in further detail how these significant reallocations to your allowance for loan losses within your portfolio segments had no impact to your provision for, or recovery of loan losses for each respective period. We note significant amount and related percentage changes as a result of your reclassification adjustments.

Michael R. Clampitt

U.S. Securities & Exchange Commission

December 8, 2014

The Provision for, or Recovery of Loan Losses was determined based on a calculation at the loan category level for the Allowance for Loan Losses. The process and related internal controls for the calculation of the Allowance for Loan Losses and Provision for, or Recovery of Loan Losses were operating effectively at March 31, 2014, December 31, 2013 and September 30, 2013. The misclassification was a disclosure adjustment to the Allowance for Loan Losses allocation only, and had no impact on the calculation of the Allowance for Loan Losses in total or by category or Provision for, or Recovery of Loan Losses in total.

Tell us how you considered whether these significant reclassification adjustments impacted management’s determination of the effectiveness of both your disclosure controls and procedures and internal controls over financial reporting for each of the impacted periods.

Management determined that the misclassification is indicative of a significant deficiency in internal control over the preparation and review of disclosures. Specifically, the deficiency relates to the design of Management’s review control over the disclosures, whereby such review did not operate effectively to detect such reclassification adjustments. Management believes that the review controls should operate at a greater level of precision and will complete remediation by December 31, 2014, which includes a more thorough review of disclosures and underlying supporting documentation. Management will continue to refine the precision of review of other financial statements and footnote disclosures as a result of the identified error. Additionally, the process and related internal controls for the calculation of the Allowance for Loan Losses and Provision for, or Recovery of Loan Losses were operating effectively at March 31, 2014, December 31, 2013 and September 30, 2013.

Thank you for your consideration of the Company’s responses to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call me at 740-376-7574.

Sincerely,

/s/ M. Ryan Kirkham
M. Ryan Kirkham, Esq.
Corporate Counsel

cc:	Ms. Susan B. Zaunbrecher, Dinsmore & Shohl LLP

Ms. Cynthia A. Shafer, Vorys, Sater, Seymour and Pease LLP

APPENDIX A

Management’s Discussion and Analysis - Allowance for Loan Losses Table

	As Adjusted
(Dollars in thousands)	3/31/2014	12/31/2013	9/30/2013
Commercial Real Estate	$9,727	$9,803	$11,032
Commercial and Industrial	3,345	3,487	2,320

Total Commercial	13,072	13,290	13,352
Residential Real Estate	1,840	1,772	1,873
Home Equity Lines of Credit	623	711	590
Consumer	1,231	1,156	933
Deposit Account Overdrafts	104	136	154

Total Allowance for Loan Losses	$16,870	$17,065	$16,902

Loan Footnote - Allowance for Loan Losses Table

	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Home Equity Lines of Credit	Consumer	Deposit Account Overdrafts	Total
Balance, January 1, 2013	$14,215	$1,733	$801	$479	$438	$145	$17,811
Charge-Offs	(982)	(11)	(440)	(162)	(645)	(380)	(2,620)
Recoveries	4,313	28	300	20	361	135	5,157

Net Recoveries (Charge-Offs)	3,331	17	(140)	(142)	(284)	(245)	2,537
(Recovery of) Provision for Loan Losses	(6,514)	570	1,212	253	779	254	(3,446)

Balance, September 30, 2013	$11,032	$2,320	$1,873	$590	$933	$154	$16,902

	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Home Equity Lines of Credit	Consumer	Deposit Account Overdrafts	Total
Balance, January 1, 2013	$14,215	$1,733	$801	$479	$438	$145	$17,811
Charge-Offs	(1,053)	(44)	(621)	(162)	(1,084)	(527)	(3,491)
Recoveries	5,839	40	536	26	552	162	7,155

Net Recoveries (Charge-Offs)	4,786	(4)	(85)	(136)	(532)	(365)	3,664
(Recovery of) Provision for Loan Losses	(9,198)	1,758	1,056	368	1,250	356	(4,410)

Balance, December 31, 2013	$9,803	$3,487	$1,772	$711	$1,156	$136	$17,065

	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Home Equity Lines of Credit	Consumer	Deposit Account Overdrafts	Total
Balance, January 1, 2014	$9,803	$3,487	$1,772	$711	$1,156	$136	$17,065
Charge-Offs	—	(49)	(137)	(20)	(302)	(110)	(618)
Recoveries	112	5	38	6	184	70	415

Net Recoveries (Charge-Offs)	112	(44)	(99)	(14)	(118)	(40)	(203)
Provision for (Recovery of) Loan Losses	(188)	(98)	167	(74)	193	8	8

Balance, March 31, 2014	$9,727	$3,345	$1,840	$623	$1,231	$104	$16,870